FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.
News Release dated January 26, 2010 entitled, "CN reports Q4-2009 net income of C$582 million, or C$1.23 per diluted share. Excluding line-sale to Metrolinx and deferred income tax recovery, adjusted Q4-2009 net income was C$424 million or C$0.90 per diluted share”.

         Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q4-2009 net income of C$582 million,
or C$1.23 per diluted share

Excluding line-sale to Metrolinx and deferred income tax recovery, adjusted Q4-2009 net income was C$424 million or C$0.90 per diluted share

MONTREAL, Jan. 26, 2010 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the fourth quarter and year ended Dec. 31, 2009.

Fourth-quarter and full-year 2009 highlights

•
Net income and diluted earnings per share for the final quarter of 2009 increased two per cent from the year-earlier period to C$582 million and C$1.23, respectively. The results included an after-tax gain of C$59 million (C$0.12 per diluted share) from a line-sale to Metrolinx, a transit agency in Toronto, and a deferred income tax recovery of C$99 million (C$0.21 per diluted share).

•
Excluding these items, adjusted fourth-quarter 2009 net income was C$424 million, or C$0.90 per diluted share, compared with adjusted net income of C$531 million, or C$1.12 per diluted share, excluding a deferred income tax recovery, for the year-earlier period. (1)

•	Fourth-quarter 2009 revenues declined 14 per cent from a year earlier to C$1,882 million.
•	Fourth-quarter operating ratio was 65.3 per cent, compared with 62.7 per cent for the same quarter of 2008.
•	Free cash flow for full-year 2009 was C$790 million, compared with 2008’s C$794 million. (1)

Net income for full-year 2009 decreased two per cent from 2008 to C$1,854 million, with diluted earnings per share declining one per cent to C$3.92. The 2009 results included after-tax gains of C$194 million (C$0.41 per diluted share) from two line-sales; a deferred income tax recovery of C$157 million (C$0.33 per diluted share), mainly resulting from the enactment of lower provincial corporate income tax rates; and after-tax acquisition-related costs of C$30 million (C$0.06 per diluted share) related to CN’s purchase of the Elgin, Joliet and Eastern Railway Company. Excluding these items, adjusted 2009 net income was C$1,533 million (C$3.24 per diluted share), compared with adjusted 2008 net income, excluding a deferred income tax recovery, of C$1,778 million, or C$3.71 per diluted share. (1)

Claude Mongeau, president and chief executive officer, said: “CN overcame a number of challenges during the fourth quarter, ranging from weather and operational disruptions in Western Canada to a five-day strike by locomotive engineers in Canada.  In addition, the stronger Canadian dollar adversely affected our earnings. Despite these challenges, the final quarter of 2009 saw continued sequential improvement in CN’s traffic levels and an easing in year-over-year volume comparisons. Carloadings were flat year-over-year, but up four per cent versus the third quarter of 2009.”

Fourth-quarter year-over-year growth was in coal, automotive, grain and fertilizers, and petroleum and chemicals volumes as the economic recovery began taking hold. Intermodal volumes declined three per cent, metals and mineral carloadings were down by two per cent, and forest products markets remain depressed.

Mongeau said: “Throughout the year, the CN team raised the bar on operational execution, tightly controlled costs, and generated solid free cash flow and increased shareholder value through the monetization of underutilized assets. As we go forward, we will build on the improvements in operating metrics we achieved in 2009, including train velocity, lower freight car dwell times in terminals, and improved locomotive fuel efficiency.”

Foreign currency impact on results
The fluctuation of the Canadian dollar relative to the U.S. dollar, which affects the conversion of CN’s U.S.-dollar-denominated revenues and expenses, reduced fourth-quarter 2009 net income by approximately C$35 million (C$0.07 per diluted share), while increasing full-year 2009 net income by C$25 million (C$0.05 per diluted share).

2010 outlook, increased dividend, new share buy-back program (2)
Mongeau said: “CN believes there will be gradual economic recovery in 2010. A number of our markets appear to be improving, and we expect to take advantage of a number of opportunities this year. We are still facing some headwinds, but are aiming for double-digit growth in diluted earnings per share (EPS) in 2010 over adjusted diluted EPS of C$3.24 in 2009, with 2010 free cash flow in the order of C$700 million.” (1)

One of the headwinds CN will face in 2010 is the Canadian-U.S. dollar exchange rate, which averaged C$0.88 in 2009 but is expected to be substantially higher in 2010. In addition, CN anticipates increased expenses in 2010, including higher depreciation expense and substantially lower credits for casualty expense.

Mongeau added: “Given the anticipated economic recovery, CN’s strong balance sheet and its ability to produce solid cash flow, I’m pleased that the Company’s Board of Directors has approved a seven per cent increase in CN’s quarterly common-share dividend, and a new share repurchase program to buy-back up to 15 million CN common shares.”

Fourth-quarter 2009 revenues and expenses
The 14 per cent decline in fourth-quarter revenues largely resulted from the negative translation impact of the year-over-year stronger Canadian dollar on U.S.-dollar-denominated revenues; a reduction in the fuel surcharge resulting from year-over-year decreases in applicable fuel prices, and lower freight volumes in most markets because of economic conditions. These factors were partly offset by freight rate increases.

All commodity groups experienced decreased revenues: forest products (26 per cent), metals and minerals (20 per cent), petroleum and chemicals (16 per cent), intermodal (13 per cent), automotive (13 per cent), coal (eight per cent), and grain and fertilizers (seven per cent).

Operating expenses for fourth-quarter 2009 declined by 11 per cent to C$1,229 million. The decrease was primarily owing to the positive translation impact of the stronger Canadian dollar on U.S.-dollar-denominated expenses, lower fuel costs, and reduced expenses for casualty and other and purchased services and material. These factors were partly offset by higher labor and fringe-benefits expense.

Full-year 2009 revenues and expenses
Revenues for the year decreased by 13 per cent to C$7,367 million, mainly due to significantly lower freight volumes in almost all markets as a result of economic conditions in the North American and global economies, and a reduction in the fuel surcharge resulting from year-over-year decreases in applicable fuel prices and lower volumes. These factors were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues.

All commodity groups saw revenue declines for 2009: automotive (24 per cent), metals and minerals (23 per cent), forest products (20 per cent), intermodal (15 per cent), petroleum and chemicals (six per cent), coal (three per cent), and grain and fertilizers (three per cent). Revenue ton-miles for the year declined 10 per cent from 2008.

Operating expenses for 2009 decreased by 11 per cent to C$4,961 million, mainly due to lower fuel costs and reduced expenses for purchased services and material, partly reflecting the impact of reduced freight volumes as well as management’s cost-reduction initiatives. These factors were partially offset by the negative translation impact of the weaker Canadian dollar on U.S.-dollar-denominated expenses.

CN’s operating ratio for 2009 increased by 1.4 points to 67.3 per cent when compared to 2008.

(1)	Please see discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.
(2)	See Forward-Looking Statements for a summary of the key assumptions and risks regarding CN’s 2010 outlook.

Forward-Looking Statements

Certain information included in this news release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results of performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

Key assumptions

CN made a number of economic and market assumptions in preparing its 2010 outlook. The Company is forecasting that North American industrial production for the year will increase in the range of three to four per cent. Of particular importance is that CN expects U.S. housing starts to be about 750,000 units and U.S. motor vehicles sales to be approximately 11.5 million units for the year. In addition, CN is assuming a 2010/2011 Canadian grain crop in line with the five-year average, and that in 2010 the crop will be complemented by a good carryover stock from 2009. With these assumptions, CN is targeting carload growth in the high-single-digit range, along with pricing improvement of about four per cent. CN expects the Canadian-U.S. exchange rate to be in the range of C$0.95 to par, and that the price of crude oil (West Texas Intermediate) to be about US$75 to US$80 per barrel. In 2010, CN plans to invest approximately C$1.5 billion in capital programs, of which more than C$1 billion will be targeted on track infrastructure to maintain a safe railway and improve the productivity and fluidity of the network.

Important factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related maters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director, Communications & Public Affairs	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
(In millions, except per share data)

	Three months ended		Year ended
	December 31		December 31

	2009	2008	2009	2008
	(Unaudited)
Revenues	$1,882	$2,200	$7,367	$8,482

Operating expenses
Labor and fringe benefits	413	397	1,696	1,674
Purchased services and material	256	301	1,027	1,137
Fuel	221	304	769	1,403
Depreciation and amortization	197	197	790	725
Equipment rents	66	79	284	262
Casualty and other	76	102	395	387
Total operating expenses	1,229	1,380	4,961	5,588

Operating income	653	820	2,406	2,894

Interest expense	(95)	(110)	(412)	(375)
Other income	76	19	267	26
Income before income taxes	634	729	2,261	2,545

Income tax expense	(52)	(156)	(407)	(650)
Net income	$582	$573	$1,854	$1,895

Earnings per share
Basic	$1.24	$1.22	$3.95	$3.99
Diluted	$1.23	$1.21	$3.92	$3.95

Weighted-average number of shares
Basic	470.5	468.1	469.2	474.7
Diluted	474.8	472.5	473.5	480.0

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at December 31, 2009 and December 31, 2008, and its results of operations, changes in shareholders' equity and cash flows for the three months and years ended December 31, 2009 and 2008. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2009 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and Management's Discussion and Analysis (MD&A).

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
(In millions)

	December 31	December 31
	2009	2008
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$352	$413
Accounts receivable	797	913
Material and supplies	170	200
Deferred income taxes	105	98
Other	66	132
	1,490	1,756

Properties	22,630	23,203
Intangible and other assets	1,056	1,761

Total assets	$25,176	$26,720

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and other	$1,167	$1,386
Current portion of long-term debt	70	506
	1,237	1,892

Deferred income taxes	5,119	5,511
Other liabilities and deferred credits	1,196	1,353
Long-term debt	6,391	7,405

Shareholders' equity:
Common shares	4,266	4,179
Accumulated other comprehensive loss	(948)	(155)
Retained earnings	7,915	6,535
	11,233	10,559

Total liabilities and shareholders' equity	$25,176	$26,720

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. GAAP, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company’s financial position as at December 31, 2009 and December 31, 2008, and its results of operations, changes in shareholders' equity and cash flows for the three months and years ended December 31, 2009 and 2008. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2009 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and MD&A.

Subsequent event
On January 26, 2010, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 15.0 million common shares between January 29, 2010 and December 31, 2010 pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the Toronto Stock Exchange.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)
(In millions)

	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008
	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,239	$4,171	$4,179	$4,283
Stock options exercised and other	27	9	87	68
Share repurchase programs	-	(1)	-	(172)
Balance, end of period	$4,266	$4,179	$4,266	$4,179

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(288)	$54	$(155)	$(31)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(114)	860	(998)	1,259
Translation of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	113	(877)	976	(1,266)
Pension and other postretirement benefit plans:
Net actuarial loss arising during the period	(868)	(452)	(868)	(452)
Prior service cost arising during the period	(2)	(3)	(2)	(3)
Amortization of net actuarial loss (gain) included in net
periodic benefit cost (income)	1	-	2	(2)
Amortization of prior service cost included in net
periodic benefit cost (income)	3	3	5	21
Other comprehensive loss before income taxes	(867)	(469)	(885)	(443)
Income tax recovery	207	260	92	319
Other comprehensive loss	(660)	(209)	(793)	(124)
Balance, end of period	$(948)	$(155)	$(948)	$(155)

Retained earnings
Balance, beginning of period	$7,452	$6,073	$6,535	$5,925
Net income	582	573	1,854	1,895
Share repurchase programs	-	(3)	-	(849)
Dividends	(119)	(108)	(474)	(436)
Balance, end of period	$7,915	$6,535	$7,915	$6,535

(1)  During the three months and year ended December 31, 2009, the Company issued 0.9 million and 2.8 million common shares, respectively, as a result of stock options exercised. At December 31, 2009, the Company had 471.0 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
(In millions)

	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008
	(Unaudited)
Operating activities
Net income	$582	$573	$1,854	$1,895
Adjustments to reconcile net income to net cash
provided from operating activities:
Depreciation and amortization	197	197	790	725
Deferred income taxes	(8)	43	138	230
Gain on disposal of property	(69)	-	(226)	-
Other changes in:
Accounts receivable	41	(173)	39	(432)
Material and supplies	65	25	32	(23)
Accounts payable and other	(12)	(28)	(204)	(127)
Other current assets	(9)	2	77	37
Other	(108)	(139)	(221)	(274)
Cash provided from operating activities	679	500	2,279	2,031

Investing activities
Property additions	(564)	(480)	(1,402)	(1,424)
Acquisitions, net of cash acquired	-	(50)	(373)	(50)
Disposal of property	74	-	231	-
Other, net	57	32	107	74
Cash used by investing activities	(433)	(498)	(1,437)	(1,400)

Financing activities
Issuance of long-term debt	1	1,003	1,626	4,433
Reduction of long-term debt	(39)	(793)	(2,109)	(3,589)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	24	6	73	54
Repurchase of common shares	-	(4)	-	(1,021)
Dividends paid	(119)	(108)	(474)	(436)
Cash provided from (used by) financing activities	(133)	104	(884)	(559)
Effect of foreign exchange fluctuations on U.S.
dollar-denominated cash and cash equivalents	6	19	(19)	31
Net increase (decrease) in cash and cash equivalents	119	125	(61)	103
Cash and cash equivalents, beginning of period	233	288	413	310
Cash and cash equivalents, end of period	$352	$413	$352	$413

Supplemental cash flow information
Net cash receipts from customers and other	$1,965	$1,987	$7,505	$8,012
Net cash payments for:
Employee services, suppliers and other expenses	(1,057)	(1,171)	(4,314)	(4,920)
Interest	(101)	(124)	(407)	(396)
Workforce reductions	(4)	(5)	(17)	(22)
Personal injury and other claims	(26)	(29)	(112)	(91)
Pensions	(46)	(50)	(131)	(127)
Income taxes	(52)	(108)	(245)	(425)
Cash provided from operating activities	$679	$500	$2,279	$2,031

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (1) (U.S. GAAP)

	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008
	(Unaudited)
Statistical operating data

Rail freight revenues ($ millions)	1,679	1,977	6,632	7,641
Gross ton miles (GTM) (millions)	78,760	81,871	304,690	339,854
Revenue ton miles (RTM) (millions)	41,819	42,382	159,862	177,951
Carloads (thousands)	1,077	1,078	3,991	4,615
Route miles (includes Canada and the U.S.)	21,094	20,961	21,094	20,961
Employees (end of period)	21,501	22,227	21,501	22,227
Employees (average for the period)	21,478	22,461	21,793	22,695

Productivity

Operating ratio (%)	65.3	62.7	67.3	65.9
Rail freight revenue per RTM (cents)	4.01	4.66	4.15	4.29
Rail freight revenue per carload ($)	1,559	1,834	1,662	1,656
Operating expenses per GTM (cents)	1.56	1.69	1.63	1.64
Labor and fringe benefits expense per GTM (cents)	0.52	0.48	0.56	0.49
GTMs per average number of employees (thousands)	3,667	3,645	13,981	14,975
Diesel fuel consumed (U.S. gallons in millions)	83	93	327	380
Average fuel price ($/U.S. gallon)	2.33	2.88	2.12	3.39
GTMs per U.S. gallon of fuel consumed	949	880	932	894

Safety indicators

Injury frequency rate per 200,000 person hours (2)	2.09	1.72	1.78	1.78
Accident rate per million train miles (2)	3.30	2.83	2.27	2.58

Financial ratio

Debt to total capitalization ratio (% at end of period)	36.5	42.8	36.5	42.8
(1) Includes data relating to companies acquired as of the date of acquisition.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended December 31			Year ended December 31
			Variance			Variance
	2009	2008	Fav (Unfav)	2009	2008	Fav (Unfav)
	(Unaudited)
Revenues (millions of dollars)
Petroleum and chemicals	302	359	(16%)	1,260	1,346	(6%)
Metals and minerals	189	237	(20%)	728	950	(23%)
Forest products	271	366	(26%)	1,147	1,436	(20%)
Coal	122	132	(8%)	464	478	(3%)
Grain and fertilizers	356	381	(7%)	1,341	1,382	(3%)
Intermodal	341	390	(13%)	1,337	1,580	(15%)
Automotive	98	112	(13%)	355	469	(24%)
Total rail freight revenue	1,679	1,977	(15%)	6,632	7,641	(13%)
Other revenues	203	223	(9%)	735	841	(13%)
Total revenues	1,882	2,200	(14%)	7,367	8,482	(13%)

Revenue ton miles (millions)
Petroleum and chemicals	7,270	7,678	(5%)	29,381	32,346	(9%)
Metals and minerals	3,507	3,982	(12%)	12,994	17,953	(28%)
Forest products	6,910	7,848	(12%)	27,594	33,847	(18%)
Coal	4,176	3,697	13%	14,805	14,886	(1%)
Grain and fertilizers	11,281	10,592	7%	40,859	42,507	(4%)
Intermodal	8,095	8,027	1%	32,159	33,822	(5%)
Automotive	580	558	4%	2,070	2,590	(20%)
	41,819	42,382	(1%)	159,862	177,951	(10%)
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.01	4.66	(14%)	4.15	4.29	(3%)
Commodity groups:
Petroleum and chemicals	4.15	4.68	(11%)	4.29	4.16	3%
Metals and minerals	5.39	5.95	(9%)	5.60	5.29	6%
Forest products	3.92	4.66	(16%)	4.16	4.24	(2%)
Coal	2.92	3.57	(18%)	3.13	3.21	(2%)
Grain and fertilizers	3.16	3.60	(12%)	3.28	3.25	1%
Intermodal	4.21	4.86	(13%)	4.16	4.67	(11%)
Automotive	16.90	20.07	(16%)	17.15	18.11	(5%)

Carloads (thousands)
Petroleum and chemicals	126	123	2%	511	547	(7%)
Metals and minerals	224	228	(2%)	721	1,025	(30%)
Forest products	100	116	(14%)	403	511	(21%)
Coal	113	95	19%	426	375	14%
Grain and fertilizers	147	143	3%	530	579	(8%)
Intermodal	321	332	(3%)	1,246	1,377	(10%)
Automotive	46	41	12%	154	201	(23%)
	1,077	1,078	-	3,991	4,615	(14%)
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,559	1,834	(15%)	1,662	1,656	-
Commodity groups:
Petroleum and chemicals	2,397	2,919	(18%)	2,466	2,461	-
Metals and minerals	844	1,039	(19%)	1,010	927	9%
Forest products	2,710	3,155	(14%)	2,846	2,810	1%
Coal	1,080	1,389	(22%)	1,089	1,275	(15%)
Grain and fertilizers	2,422	2,664	(9%)	2,530	2,387	6%
Intermodal	1,062	1,175	(10%)	1,073	1,147	(6%)
Automotive	2,130	2,732	(22%)	2,305	2,333	(1%)

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures
For the three and twelve months ended December 31, 2009, the Company reported adjusted net income of $424 million, or $0.90 per diluted share and $1,533 million or $3.24 per diluted share, respectively. The adjusted figures for the three months ended December 31, 2009 exclude the gain on sale of the Lower Newmarket subdivision of $69 million or $59 million after-tax ($0.12 per diluted share) and a deferred income tax recovery of $99 million ($0.21 per diluted share), resulting from the enactment of a lower provincial corporate income tax rate. The adjusted figures for the twelve months ended December 31, 2009 exclude the gain on sale of the Lower Newmarket subdivision of $69 million or $59 million after-tax ($0.12 per diluted share); the gain on sale of the Weston subdivision of $157 million or $135 million after-tax ($0.29 per diluted share); EJ&E acquisition-related costs of $49 million or $30 million after-tax ($0.06 per diluted share); and a deferred income tax recovery of $157 million ($0.33 per diluted share), of which $126 million ($0.27 per diluted share) resulted from the enactment of lower provincial corporate income tax rates, $16 million ($0.03 per diluted share) resulted from the recapitalization of a foreign investment and $15 million ($0.03 per diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years.
     For the three months and year ended December 31, 2008, the Company reported adjusted net income of $531 million, or $1.12 per diluted share and $1,778 million, or $3.71 per diluted share, respectively. The fourth quarter adjusted figures exclude the impact of a net deferred income tax recovery of $42 million ($0.09 per diluted share) resulting from the resolution of various income tax matters and adjustments related to tax filings of prior years. The year-to-date December 31, 2008 adjusted figures exclude a deferred income tax recovery of $117 million ($0.24 per diluted share), of which $83 million ($0.17 per diluted share) was due to the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million ($0.05 per diluted share) was due to the enactment of  corporate income tax rate changes in Canada and $11 million ($0.02 per diluted share) was due to net capital losses arising from the reorganization of a subsidiary.
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2009 Annual Consolidated Financial Statements, Notes thereto and Management’s Discussion and Analysis (MD&A). The following tables provide a reconciliation of net income and earnings per share, as reported for the three months and year ended December 31, 2009 and 2008, to the adjusted performance measures presented herein.

	Three months ended			Year ended
	December 31, 2009			December 31, 2009

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$1,882	$-	$1,882	$7,367	$-	$7,367
Operating expenses	1,229	-	1,229	4,961	(49)	4,912
Operating income	653	-	653	2,406	49	2,455
Interest expense	(95)	-	(95)	(412)	-	(412)
Other income	76	(69)	7	267	(226)	41
Income before income taxes	634	(69)	565	2,261	(177)	2,084
Income tax expense	(52)	(89)	(141)	(407)	(144)	(551)
Net income	$582	$(158)	$424	$1,854	$(321)	$1,533
Operating ratio	65.3%		65.3%	67.3%		66.7%
Basic earnings per share	$1.24	$(0.33)	$0.91	$3.95	$(0.68)	$3.27
Diluted earnings per share	$1.23	$(0.33)	$0.90	$3.92	$(0.68)	$3.24

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

	Three months ended			Year ended
	December 31, 2008			December 31, 2008

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,200	$-	$2,200	$8,482	$-	$8,482
Operating expenses	1,380	-	1,380	5,588	-	5,588
Operating income	820	-	820	2,894	-	2,894
Interest expense	(110)	-	(110)	(375)	-	(375)
Other income	19	-	19	26	-	26
Income before income taxes	729	-	729	2,545	-	2,545
Income tax expense	(156)	(42)	(198)	(650)	(117)	(767)
Net income	$573	$(42)	$531	$1,895	$(117)	$1,778
Operating ratio	62.7%		62.7%	65.9%		65.9%
Basic earnings per share	$1.22	$(0.09)	$1.13	$3.99	$(0.24)	$3.75
Diluted earnings per share	$1.21	$(0.09)	$1.12	$3.95	$(0.24)	$3.71

Free cash flow
The Company generated $133 million and $790 million of free cash flow for the three months and year ended December 31, 2009, respectively, compared to $311 million and $794 million for the same periods in 2008. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends, calculated as follows:

	Three months ended		Year ended
	December 31		December 31
In millions	2009	2008	2009	2008

Cash provided from operating activities	$679	$500	$2,279	$2,031
Cash used by investing activities	(433)	(498)	(1,437)	(1,400)
Cash provided before financing activities	246	2	842	631

Adjustments:
Change in accounts receivable securitization	-	398	68	568
Dividends paid	(119)	(108)	(474)	(436)
Acquisition of EJ&E	-	-	373	-
Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	6	19	(19)	31
Free cash flow	$133	$311	$790	$794

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: January 26, 2010	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel